CF Acquisition Corp. VI

110 East 59th Street

New York, NY 10022

VIA EDGAR

February 12, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Todd K. Schiffman

Re:	CF Acquisition Corp. VI
Form S-1 filed January 29, 2021
File No. 333-252598

Dear Mr. Schiffman:

CF Acquisition Corp. VI (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 11, 2021, regarding the Form S-1 submitted to the Commission on January 29, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in the Amendment No. 1 to Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-1 filed February 3, 2021.

Exhibit 10.9, Forward Purchase Contract, page II-5

1.	We note paragraph 11 of the Form of Forward Purchase Agreement. Please reference the waiver of claims against the Trust Account in the prospectus disclosure.

In response to the Staff’s comment, additional disclosure has been added to the Registration Statement to reference the waiver of claims against the Trust Account under the Form of Forward Purchase Agreement. The revised disclosure can be found on page [ ] of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Adam Brajer
Name:	Adam Brajer
Title:	In House Counsel

cc: Ellenoff Grossman & Schole LLP